February 20, 2013

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Burnett Plaza, Suite 1900

100 F St. NE

Washington, D.C.  20549

Re:	CornerWorld Corporation Form 10-K for the fiscal year ended April 30, 2012 Filed July 30, 2012 File No. 000-54419

Dear Mr. Spirgel,

Reference is made to the letter dated February 1, 2013 (the “Comment Letter”) to Mr. Scott Beck, Chief Executive Officer of CornerWorld Corporation (the “Company”), setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”), to the Annual Report on Form 10-K for the year ended April 30, 2012, filed by the Company on July 30, 2012 (the “Annual Report”).

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs of the Comment Letter.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Annual Report.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 5 Business, Page 2

1.

We note that you discuss your results of operations for each of your reporting segments. Please also provide a discussion and analysis of your results on a consolidated basis. In addition, revise the discussion of your reporting segments to use the same operating results line items that you use in Note 10 to your financial statements.

CornerWorld Corporation

13101 Preston Road, Suite 100

Dallas, Texas 75240

U.S Securities and Exchange Commission

February 20, 2013

We acknowledge the Staff’s comment and in future filings we will  provide a discussion and analysis of our results on a consolidated basis.  In addition, we will revise the discussion of our reporting segments to use the same operating result line items that we use in Note 10 to our financial statements.

Liquidity and Capital Resources, page 10

2.

Please revise to discuss the material terms of your outstanding debt. If the terms of the debt have been revised, describe the specific changes to the relevant terms of the outstanding debt and the reasons for the changes. In this regard, we note from your disclosure in Note 11 to the financial statements that you amended several notes multiple times during fiscal year 2012.

We acknowledge the Staff’s comment and in future filings we will provide a discussion of the material terms of our outstanding debt.  In addition, we will describe any specific changes, if any, to the relevant terms of the outstanding debt and the reasons for the changes.

3.

Please provide a more detailed assessment of your financial condition and liquidity outlook. Discuss how long management expects the Company’s current cash will sustain the company on both a short-term and long-term (twelve months or more) basis. Discuss how much additional financing the company will require to meet its current and future cash needs, including for the payment of interest and principle on your debt.

We acknowledge the Staff’s comment and in future filings we will provide a more detailed assessment of the Company’s financial condition and liquidity outlook.

CornerWorld Corporation

13101 Preston Road, Suite 100

Dallas, Texas 75240

U.S Securities and Exchange Commission

February 20, 2013

Finally, as management of CornerWorld Corporation, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings: and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ V. Chase McCrea III
V. Chase McCrea III, CPA Chief Financial Officer CornerWorld Corporation

CornerWorld Corporation

13101 Preston Road, Suite 100

Dallas, Texas 75240